Exhibit (a)(2)

MAXWELL SHOE COMPANY INC.

101 Sprague Street, P.O. Box 37

Readville (Boston), Massachusetts 02137-0037

March 29, 2004

Dear Stockholder:

On March 23, 2004, Jones Apparel Group, Inc. commenced an unsolicited tender offer for all of the outstanding shares of Maxwell Shoe Company common stock for $20.00 per share in cash.

After careful consideration, including a thorough review of the offer with our independent financial and legal advisors, your Board of Directors unanimously determined that Jones’s offer is financially inadequate and not in the best interests of Maxwell Shoe Company stockholders.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT JONES’S OFFER AND NOT TENDER YOUR SHARES.

In reaching its recommendation, your Board considered, among other things, that:

•	Maxwell Shoe Company’s independent financial advisors, Lehman Brothers Inc., issued an opinion stating that, as of March 28, 2004 and subject to the qualifications and limitations set forth in the written opinion, Jones’s offer is inadequate to Maxwell Shoe Company’s stockholders from a financial point of view;

•	Jones’s offer significantly undervalues Maxwell Shoe Company based on its business, financial condition and performance, its unique market position and business prospects and continued market leadership, the strength and diversity of Maxwell Shoe Company’s portfolio of brands, backlog of new business and significant future growth opportunities;

•	Maxwell Shoe Company’s Board of Directors and senior leadership team believe that they can create stockholder value in excess of Jones’s offer through the continued execution of its current strategy;

•	Jones’s offer does not adequately compensate Maxwell Shoe Company stockholders for transferring control of Maxwell Shoe Company to Jones;

•	The market price of Maxwell Shoe Company’s common stock has been above Jones’s offer price since the public announcement of Jones’s proposal on February 25, 2004 as well as since the public announcement of Jones’s offer on March 23, 2004. As of March 26, 2004, Maxwell Shoe Company’s stock price closed at $22.52 per share, which is $2.52 per share, or 12.6%, higher than Jones’s offer;

•	Jones’s offer price represents a premium of only 8.7% over the $18.40 closing price of Maxwell Shoe Company’s common stock the day before Jones publicly announced its proposal on February 25, 2004;

•	On March 2, 2004, Maxwell Shoe Company reported record first quarter net sales and earnings, and increased its guidance for fiscal 2004 earnings per share to a range of $1.18 to $1.22, from its previous guidance of a range of $1.02 to $1.06. It also raised its guidance for fiscal 2004 net sales to a range of $250 million to $255 million, from its previous guidance of a range of $235 million to $240 million; and

•	Despite the fact that Maxwell Shoe Company increased its fiscal 2004 diluted earnings per share guidance by 15.4%, Jones’s current offer is at the same $20 per share price as its February 25, 2004 proposal, which the Board unanimously determined, after careful consideration, including consultation with independent financial and legal advisors, was not in the best interest of Maxwell Shoe Company stockholders.

WE BELIEVE THAT OUR STRATEGIC PLAN WILL DELIVER GREATER VALUE TO STOCKHOLDERS THAN JONES’S OFFER.

Maxwell Shoe Company is one of the industry’s leading footwear manufacturers, with an undisputed track record of delivering on its promises. Your Board believes that Maxwell Shoe Company can create value for stockholders in excess of Jones’s offer through the continued execution of our strategic plan. Key elements of this plan include:

•	Growing the Company’s Existing Brands. Since implementing our branded footwear strategy over 20 years ago, Maxwell Shoe Company has consistently achieved annual increases in net sales. We believe that our talented design team and disciplined operating focus, combined with a unique ability to correctly interpret footwear trends, will provide a powerful platform for continued growth – leading to stronger relationships with existing customers and new retail opportunities.

•	Expanding the Company’s Portfolio of Brands. We have an established track record of integrating and developing footwear brands, as exemplified by the growth in our newest product lines and the growth achieved in our more established brands. To further diversify our brand portfolio and extend our footwear reach, we will continue to explore license and acquisition opportunities that leverage our core competencies. With our strong balance sheet and financial discipline, Maxwell Shoe Company is well positioned to capture additional growth opportunities as they become available.

We are confident in our ability to fully realize the value of Maxwell Shoe Company.

THIS IS ALL ABOUT STOCKHOLDER VALUE.

YOUR BOARD WILL CONTINUE TO DO WHAT IS IN YOUR BEST INTERESTS.

Your Board, which is comprised of a majority of independent directors, and senior management team are focused on building value for our stockholders – and we are committed to doing what is in your best interests. For 17 consecutive quarters, we have either met or beat expectations. Having recently increased both our sales and earnings guidance, we expect 2004 to be yet another year of industry leading performance.

The enclosed Schedule 14D-9 contains a detailed description of the reasons for your Board of Directors’ recommendation and the factors considered by the Board. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to the Board of Directors’ recommendation.

We greatly appreciate your continued support.

Sincerely,

Mark Cocozza

Chairman and Chief Executive Officer